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                               June 6, 2023

       Karan Puri
       Chief Executive Officer
       Vahanna Tech Edge Acquisition I Corp.
       1230 Avenue of the Americas, 16th Floor
       New York, NY 10020

                                                        Re: Vahanna Tech Edge
Acquisition I Corp.
                                                            Amendment No. 1 to
Form S-4 filed May 10, 2023
                                                            File No. 333-269747

       Dear Karan Puri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2023 letter.

       Amendment No. 1 to Form S-4 filed May 10, 2023

       Summary, page 1

   1. We note your response to comment 4 and revised disclosure on page 2. Please revise to include Risk Factor
disclosure addressing the inability of shareholders to know whether the combined company
will be a BVI or Delaware company at the time of their
                                                        investment decision.
Please also cross reference from page 2 to the Risk Factor and the disclosure on page 293
comparing statutory provisions in BVI and Delaware.
                                                        Additionally, revise to
further clarify the reasons for the cutoff at 48% of redemptions and how that impacts the
board's recommendation to redomesticate.
   2. We note your response to comment 7 and revised disclosure on pages 10 and 35. Please revise to disclose the
details of the "relatively small number of clients" responsible for a substantial portion of
your revenues as discussed in your response letter.
 Karan Puri
FirstName  LastNameKaran Puri I Corp.
Vahanna Tech  Edge Acquisition
Comapany
June 6, 2023NameVahanna Tech Edge Acquisition I Corp.
June 6,
Page 2 2023 Page 2
FirstName LastName
Risk Factors, page 35

3. To provide context for the risks associated with the possible 40% tax rate, please revise to clarify the activities and identify the individuals where you reference "activities carried out by certain Indian residents in their capacity as members of our Board of officers of the
         Company." Please also clarify "40% plus applicable surcharge and cess."
Recommendation of the Vahanna Board of Directors, page 116

4. We note your response to comment 34 and revised disclosure referring to Mr. Ramgopal's professional relationships with Messrs. Kalra and Malhotra. Please revise to clarify the nature of the professional relationships. For example, does Mr. Ramgopal serve as a director or officer with Messrs. Kalra or Malhotra?
Vahanna's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 135

5.       Please enhance the Management   s Discussion and Analysis ("MD&A")
section of your
         filing to explain the fluctuation in accrued expenses from $158,930 at December 31, 2021 to $1,130,575 at December 31, 2022 and the corresponding increase in general and administrative expenses from $186,554 to $1,755,131 during the periods then ended and as noted in your audited financial statements beginning on page F-3. Information about Roadzen, page 141

6. We note your response to comments 16 and 17. Please revise your disclosure here and where appropriate to provide the requested information. In this regard we note the following.
             Include the relative sizes of Roadzen, Global Insurance Management and National
              Automobile Club;
             Provide an overview of Roadzen, Global Insurance Management and National
              Automobile Club as well as the planned operations and relative sizes and geographic locations of the different lines of business, including an overview of the business intended to be conducted by the combined company after the deSPAC; and
             Clarify the extent to which Global Insurance and National Automobile are included where you use "we" and "our," for example in the last bullet point on page 10, or when you use the term "Roadzen," given that the acquisitions of Global Insurance and National Automobile are conditions to the merger.
Unaudited Prospective Financial Information of Roadzen, page 186

7. We note your response to comment 27 and reissue in part. Please revise to disclose to
         what extent the    new contracts with higher margins    at GIM,
newly signed contracts    at
         NAC or assumptions about future contract pricing are material to the projections. In this regard, please reconcile these assumptions with the following statement on page 36
         regarding prices:    In the past, we have been required to, and may in
the future be required
 Karan Puri
Vahanna Tech Edge Acquisition I Corp.
June 6, 2023
Page 3
         to, reduce the average fixed fees and/or commissions charged for our products, or otherwise agree to materially less favorable terms in response to
these pressures.    Please
         also clarify the nature of the relationships between Roadzen and GIM and NAC and the terms under which the "automated claims" and "digitization technologies," as referenced on page 189, are provided to GIM and NAC by Roadzen.
Background of the Merger, page 197

8. We note your response to comment 31 and reissue in part. Please revise to clarify the extent to which GIM and/or NAC participated in the negotiations between Vahanna and
         Roadzen.
9. We note your revised disclosure in response to comments 28 and 29 and reissue the comments in part. You state that negotiations and diligence between Roadzen and NAC and GIM began in January 2022 but that Vahanna was not involved in the transactions or negotiations. Please revise to clarify how Vahanna and Roadzen, when considering and negotiating the proposed business combination, addressed Roadzen's pending NAC and
         GIM negotiations. We note Vahanna reviewed business data between January 18, 2022 and March 20, 2022; and, given the business combination is conditioned on completion of the transactions, it appears the parties considered the NAC and GIM acquisitions as material to the business combination. We also note the statement that prior to the IPO, neither Vahanna, nor anyone on its behalf, contacted any prospective business. Please revise to clarify the nature and extent of the discussions regarding Roadzen's capital raising efforts beginning on November 10, 2021 after Mr. Adhikari introduced Mr.
         Ramgopal to Roadzen. In this regard, it is unclear whether Vahanna was viewed as a source for Roadzen's capital raising efforts. Additionally, as previously requested, please describe how and why the initial proposed terms of the transaction were revised over time.
         For example, on page 200 you state that between March 22, 2022 and April 29, 2022, the parties continued to negotiate closing conditions "regarding minimum cash, PIPE and alternative financing arrangements, transaction expense caps," etc. However, you do not identify the amounts and terms of these items or explain whether and how they were amended in the fall of 2022 "via [the] proposed definitive documents" referenced on page
         203.
Interests of Roadzen Directors and Executive Officers in the Merger , page 215

10. We note your response to comment 33 and reissue in part. Please quantify the aggregate
       dollar amount and describe the nature of what the company   s officers
and directors have
       at risk that depends on completion of a business combination. Include the current value of
FirstName LastNameKaran Puri
       securities held, loans extended, fees due, and out-of-pocket expenses for which the
Comapany    NameVahanna
       officers              Tech
                 and directors are Edge Acquisition
                                   awaiting         I Corp. In this regard, we
note the success fee
                                            reimbursement.
June 6,to be paid
        2023  Pageto3Indus LLP, which is controlled by the CEO.
FirstName LastName
 Karan Puri
FirstName  LastNameKaran Puri I Corp.
Vahanna Tech  Edge Acquisition
Comapany
June 6, 2023NameVahanna Tech Edge Acquisition I Corp.
June 6,
Page 4 2023 Page 4
FirstName LastName
Vahanna Tech Edge Acquisition Corp. Financial Statements
Note 2 - Revision of Previously Issued Financial Statements, page F-11

11. Please expand your disclosures to explain in more detail the nature of, and underlying reasons for, the revisions made to the December 31, 2021 financial statements, including a discussion of how the adjustments were determined and the accounting guidance relied upon to support these revisions.
Global Insurance Management Ltd Financial Statements
Note 15. Other income (expense) net, page F-112

12. We note your response to comment 36 and your revised disclosure on page F-112. Please further enhance your disclosure to explain your accounting policies for writing back payable balances and writing off trade receivables accompanied by an enhanced discussion of the underlying reasons for the write back of trade payable balances and the write off of trade receivable balances during the years ended December 31, 2022 and
         2021.
General

13. We note your response to comment 39 and reissue. Please clarify whether or not the sponsor itself has any ownership interest in the target and, if so, please disclose the amount and the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
14. We note your response to comments 42 and 43 and the statement that the company will include appropriate disclosure in subsequent amendments "if the parties enter into any definitive agreements." Please reconcile with statements that you "assume" consummation of a private placement for $54.7 million. On what basis is this specific dollar amount for a
         PIPE provided and assumed?
       You may contact Ben Phippen at (202) 551-3697 or John Spitz at (202) 551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or James Lopez, Office Chief, at
(202) 551-
3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Evan D   Amico